575 Madison Avenue Nw York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

Todd J. Emmerman todd.emmerman@kattenlaw.com 212.940.8873 direct 212.940.8776 fax

August 18, 2014

Via Edgar Transmission and Federal Express

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3628
Attention:  Christina Chalk

Re:	Rand Logistics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on August 5, 2014
File No. 001-33345

Dear Ms. Chalk:

Set forth below is the response of Rand Logistics, Inc. (the “Company”), to the comments of the staff of the Securities and Exchange Commission contained in the letter dated August 15, 2014.  For your convenience and to facilitate your review, we have set forth herein each comment of the staff contained in the comment letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to the Company.  Page references in the responses are to the amended Proxy Statement.

Preliminary Proxy Statement

General

1.
Refer to the disclosure in the third paragraph from the bottom of page 2.  The disclosure about the date on which the proxy materials are being furnished to shareholders should be relocated to the first page of the proxy statement.  Refer to Item 1(b) of Schedule 14A.

Response:

We have revised the Proxy Statement to relocate such disclosure to the first page of the Proxy Statement.

NEW YORK	CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	PALO ALTO	WASHINGTON, DC	WWW.KATTENLAW.COM
LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN CORNISH LLP

A limited liability partnership including professional corporations

United States Securities and Exchange Commission
August 18, 2014

2.
You disclose in the third paragraph on page 2 that solicitations may be made in person, by telephone, the internet or mail, and by facsimile.  Please confirm your understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).

Response:

We hereby confirm that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

3.	Do you plan to solicit proxies via Internet chat rooms? If so, tell us which web sites you plan to utilize.

Response:

We currently have no such plans.  If we determine to solicit proxies via Internet chat rooms, we will so advise the staff of which web sites we plan to utilize.

Background of the Solicitation, page 3

4.
You state that over the past several years, management has consistently communicated with and responded to questions from JWest, LLC.  Please summarize these earlier contacts between JWest and Rand.  Generally describe who initiated the contacts, what was discussed, and how the Board or management responded.  Generally summarize the material details of any discussions or correspondence and provider any needed context.

Response:

As requested, we have amended the Proxy Statement to summarize such contacts.

United States Securities and Exchange Commission
August 18, 2014

5.
Additionally, please briefly summarize the discussions at the July 21, 2014 meeting between JWest and representatives of the company.  Your revised disclosure should note the actions JWest requested the company to take, and its responses at that time.

Response:

We have revised the Proxy Statement to summarize the discussions at the July 21, 2014 meeting, including the actions that JWest requested and our responses at that time.

6.
Please briefly explain the basis for your belief that Jonathan Evans’ and Sean O’Connor’s “skills sets are [not] additive to the skill sets of [your] current Board of Directors” given the qualifications and criteria for director nominations you describe on page 12.

Response:

We have revised the Proxy Statement to explain why we believe that the skill sets for such nominees are not additive to the skill sets of our current Board of Directors.

7.	Please provide support for your assertion on page 4 that Evans’ and O’Connor’s “agenda is likely to be short-term oriented and may fail to recognize the fundamental strengths of our business . . . .”

Response:

We have revised the Proxy Statement to reflect the reason for such assertion.

8.
Please briefly explain how you believe the “fundamental strengths” of your business will maximize stockholder value over the long-term.  Your revised disclosure should describe the specific aspects of your business plan and how this plan is designed to maximize the strengths you reference.

Response:

We have revised the Proxy Statement to explain why we believe such strengths will maximize stockholder value.

United States Securities and Exchange Commission
August 18, 2014

Proposal 1 — Election of Directors, page 5

9.
You state in the fourth paragraph on page 5 that the Board knows of no reason why any nominee might be unable to serve.  Please affirmatively state that each nominee for director has consented to being named in the proxy statement and to serve if elected.  Refer to Rule 14a-4(d).

Response:

We have revised the Proxy Statement to affirmatively state that each nominee for director has consented to being named in the proxy statement and to serve if elected.

Executive Compensation, page 18 - Cash Bonuses, page 19

10.	Please disclose the target Adjusted EBITDA in excess of the Expense Amount for the most recent fiscal year.

Response:

We have revised the Proxy Statement to disclose the target Adjusted EBITDA and the Expense Amount set forth in such calculation.

Potential Payments upon Termination or Change-In-Control, page 25

11.	Please disclose whether any change in control payments would become due if one or both of JWest’s nominees are elected to the Board.

Response:

We have revised the Proxy Statement to disclose whether any change in control payments would become due if one or both of JWest’s nominees are elected to our Board of Directors.

Other Matters, page 32

12.
You state in the second to last paragraph on page 33 that the persons named in the WHITE proxy card will vote on any unanticipated matters “in accordance with their best judgment.”  Please clarify here the circumstances under which the proxy confers discretionary authority to vote, consistent with Rule 14a-4(c)(1).

Response:

We have revised the Proxy Statement to disclose the circumstances under which the proxy confers discretionary authority to vote.

United States Securities and Exchange Commission
August 18, 2014

Appendix A

Miscellaneous Information Concerning Participants, page A-4

13.	Please remove the knowledge qualifier from this section or explain why this qualification is necessary with respect to participants who are your officers, directors, or employees.

Response:

We have revised the Proxy Statement to remove such knowledge qualification.

Form of Proxy

14.	Please clearly mark the form of proxy and the proxy statement itself (on the front cover page) as “preliminary.” Refer to Rule 14a-6(e)(1).

Response:

We have revised the Proxy Statement and form of Proxy as preliminary.

*******************************

If you have any questions regarding any of our responses, please feel free to call me (212) 940-8873.

Sincerely yours,

/s/ Todd J. Emmerman

Todd J. Emmerman

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3628

Ladies and Gentlemen:

In connection with Katten Muchin Rosenman LLP’s submission of a comment response letter, dated as of even date herewith, with respect to the Preliminary Proxy Statement on Schedule 14A of Rand Logistics, Inc. (the “Company”), filed with the Securities and Exchange Commission (the “Commission”), on August 5, 2014, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, RAND LOGISTICS, INC.

By:	/s/ Joseph W. McHugh, Jr.
Name:	Joseph W. McHugh, Jr.
Title:	Chief Financial Officer